Filed by MSC Industrial Direct Co., Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MSC Industrial Direct Co., Inc.

Commission File No. 1-14130

The following was distributed to employees of MSC Industrial Direct Co., Inc. on June 21, 2023.

TO:	All Associates

FROM:	Desk of Erik Gershwind

DATE:	Wednesday, June 21, 2023

SUBJECT:	MSC Board Approves Agreement to Eliminate Dual-Class Share Structure

Team,

As you may recall, back in February, my family, MSC’s controlling shareholders since it was founded in 1941, proposed to the Board that the Company eliminate its current dual class share structure. Over the past several months, a Special Committee of our Board has been carefully reviewing and analyzing the proposal with the goal of making a recommendation in the best interests of the Company and its shareholders.

Today we announced that, based on the Special Committee’s recommendation, our Board has approved a reclassification agreement whereby the Jacobson/Gershwind family would exchange our high vote Class B shares (10 voted per share) for Class A shares (1 vote per share), thus eliminating the Company’s Class B Common Stock. A press release regarding the agreement can be found here (https://finance.yahoo.com/news/msc-industrial-announces-agreement-jacobson-124500210.html).

The MSC Board believes this reclassification is a positive for the Company and its public shareholders. In addition to aligning the voting rights and financial interests of all shareholders, this action is also expected to broaden the appeal of our shares and attract investors with a preference for companies without dual class share structures.

Importantly, the reclassification transaction further strengthens and solidifies the Jacobson/Gershwind family’s commitment to MSC. Under the terms of the agreement, the family will own approximately 21% of the Company’s Class A shares and remain MSC’s largest shareholder. In addition, this transaction does not change anything about our strategic direction, our positive outlook or our confidence in the Company’s ability to continue delivering against our strategic initiatives and targets.

Now that the Special Committee and the full Board have approved the reclassification, MSC will seek shareholder approval at a special meeting to take place in the coming months. Throughout this process and beyond, it remains business as usual at MSC and it’s important that we all stay focused on providing the valuable partnership and service that our customers rely on. We’ve delivered strong results across the organization this year and are continuing to build momentum for exciting times ahead.

Thank you, as always, for your hard work and dedication to MSC and our goals. If you have questions about this news, please don’t hesitate to reach out to our general counsel Neal Dongre at dongren@mscdirect.com.

Erik

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

Statements in this communication may constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact, that address activities, events or developments that we expect, believe or anticipate will or may occur in the future, including statements about the future impact of COVID-19 on our business operations, results of operations and financial condition, expected future results, expected benefits from our investment and strategic plans and other initiatives, and expected future growth, profitability and return on invested capital, are forward-looking statements. The words “will”, “may”, “believes”, “anticipates”, “thinks”, “expects”, “estimates”, “plans”, “intends” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. In addition, any statements which refer to expectations, projections or other characterizations of future events or circumstances, statements involving a discussion of strategy, plans or intentions, statements about management’s assumptions, projections or predictions of future events or market outlook and any other statement other than a statement of present or historical fact are forward-looking statements. The inclusion of any statement in this communication does not constitute an admission by MSC or any other person that the events or circumstances described in such statement are material. In addition, new risks may emerge from time to time and it is not possible for management to predict such risks or to assess the impact of such risks on our business or financial results. Accordingly, future results may differ materially from historical results or from those discussed or implied by these forward-looking statements. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements.

These risks and uncertainties include, but are not limited to, the following: the reclassification proposal, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on MSC’s business and future financial and operating results and capital structure following the closing of the proposed reclassification and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond MSC’s control. These factors include, among other things, (1) failure to receive the requisite approvals of MSC’s shareholders necessary to achieve the reclassification; (2) any other delays with respect to, or the failure to complete, the reclassification; (3) the ultimate outcome of any litigation matter related to the reclassification, (4) the ability to recognize the anticipated benefits of the reclassification, (5) MSC’s ability to execute successfully its strategic plans, and (6) the effect of the announcement or the consummation of the proposed reclassification on the market price of the capital stock of MSC. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks that could cause actual future performance or events to differ from current expectations are described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual and Quarterly Reports on Forms 10-K and 10-Q, respectively, and in the other reports and documents that we file with the United States Securities and Exchange Commission. We expressly disclaim any obligation to update any of these forward-looking statements, except to the extent required by applicable law.

IMPORTANT ADDITIONAL INFORMATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. MSC intends to file with the SEC a Registration Statement on Form S-4, which will contain a proxy statement/prospectus in connection with the proposed reclassification. SHAREHOLDERS OF MSC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about MSC, without charge, at the SEC’s website, www.sec.gov, and on MSC’s Investor Relations website at https://investor.mscdirect.com/.

PARTICIPANTS IN THE SOLICITATION

The directors and executive officers of MSC and other persons may be considered participants in the solicitation of proxies from shareholders in connection with the proposed transaction. Information regarding MSC’s directors and executive officers is available in MSC’s most recent proxy statement, dated December 15, 2022, for the Annual Meeting of Shareholders held on January 25, 2023, which was filed with the SEC on December 12, 2022, and MSC’s other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the proxy statement/prospectus when it becomes available.